SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____--)*

60 Degrees Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83006G104
(CUSIP Number)

July 11, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83006G104

1	NAMES OF REPORTING PERSONS
KNIGHT THERAPEUTICS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,108,337

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,108,337

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,108,337

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 5,569,528 shares of common stock issued and outstanding as of immediately after the initial public offering on July 11, 2023, as per Amendment No. 5 to Form S-1 filed by Issuer on June 8, 2023. See Item 4(a) below. Based on the most recent Form 10-Q filed by Issuer on November 20, 2023, the number of shares of common stock issued and outstanding as of September 30, 2023 is 5,799,535. Therefore, the percentage of class represented by amount in Row (9) as of such date is 19.1%.

CUSIP No. 83006G104

1	NAMES OF REPORTING PERSONS
KNIGHT THERAPEUTICS INTERNATIONAL S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
URUGUAY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,108,337

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,108,337

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,108,337

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 5,569,528 shares of common stock issued and outstanding as of immediately after the initial public offering on July 11, 2023, as per Amendment No. 5 to Form S-1 filed by Issuer on June 8, 2023. See Item 4(a) below. Based on the most recent Form 10-Q filed by Issuer on November 20, 2023, the number of shares of common stock issued and outstanding as of September 30, 2023 is 5,799,535. Therefore, the percentage of class represented by amount in Row (9) as of such date is 19.1%.

Item 1(a).	Name of Issuer:

60 Degrees Pharmaceuticals, Inc. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1025 Connecticut Avenue, NW Suite 1000, Washington D.C. 20036

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by (i) Knight Therapeutics Inc. (“Knight Parent”) (ii) Knight Therapeutics International S.A. (“Knight Subsidiary” and collectively with Knight Parent, the “Reporting Persons”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal address of Knight Parent is 3400 de Maisonneuve W. Suite 1055, Montreal, Québec, H3Z 3B8, Canada and the principal address of Knight Subsidiary is Dr. Luis Bonavita 1294, of. 2004, Montevideo, Uruguay.

Item 2(c).	Citizenship:

See Row 4 of the cover pages for the citizenship or place of organization of each of the Reporting Persons.

Item 2(d).	Title of class of securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP No.:

The CUSIP number of the Common Stock is 83006G104.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Knight Parent is the sole owner of Knight Subsidiary and, as a result, may be deemed the beneficial owner for purposes of the Act of any securities of Issuer beneficially owned by Knight Subsidiary. Knight Parent disclaims beneficial ownership over all of the shares of common stock of Issuer beneficially owned by Knight Subsidiary, other than for the purpose of determining obligations under the Act, and the filing of this Schedule 13G shall not be deemed an admission that Knight Parent is the beneficial owner of such securities for any other purpose.

The information set forth in Rows 5 through 11 on the cover pages is hereby incorporated by reference into this Item 4 as set forth below.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(a)          Amount beneficially owned by the Reporting Persons:

See Row 9 of cover page for each of the Reporting Persons.

(b)          Percent of class the Reporting Persons beneficially owned:

See Row 11 of cover page for each of the Reporting Persons.

(c)          Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:

See Row 5 of cover page for each of the Reporting Persons.

(ii)         Shared power to vote or to direct the vote:

See Row 6 of cover page for each of the Reporting Persons.

(iii)        Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each of the Reporting Persons.

(iv)        Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each of the Reporting Persons.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

KNIGHT THERAPEUTICS INTERNATIONAL S.A.

By:	/s/ Arvind Utchanah
Name: Arvind Utchanah
Title: President of the Board of Directors

KNIGHT THERAPEUTICS INC.

By:	/s/ Samira Sakhia
Name: Samira Sakhia
Title: President and Chief Executive Officer

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 18, 2023

KNIGHT THERAPEUTICS INTERNATIONAL S.A.

By:	/s/ Arvind Utchanah
Name: Arvind Utchanah
Title: President of the Board of Directors

KNIGHT THERAPEUTICS INC.

By: /s/ Samira Sakhia
Name: Samira Sakhia
Title: President and Chief Executive Officer